Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2007	2006	2007	2006
Earnings: Income before provision for income taxes	$ 57,332	$180,348	$ 67,686	$370,086
Interest expense	309,622	292,522	620,059	555,735
Implicit interest in rents	5,434	5,105	10,926	10,206
Total earnings	$372,388	$477,975	$698,671	$936,027
Fixed charges: Interest expense	$309,622	$292,522	$620,059	$555,735
Implicit interest in rents	5,434	5,105	10,926	10,206
Total fixed charges	$315,056	$297,627	$630,985	$565,941
Ratio of earnings to fixed charges	1.18	1.61	1.11	1.65

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